

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Westervelt T. Ballard, Jr.
Chief Executive Officer
Stabilis Solutions, Inc.
11750 Katy Freeway, Suite 900
Houston, Texas 77079

>       **Re: Stabilis Solutions, Inc.**
>           **Registration Statement on Form S-1**
>           **Filed April 11, 2022**
>           **File No. 333-264229**

Dear Mr. Ballard:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

>                               Sincerely,
>
>                               Division of Corporation Finance
>                               Office of Energy & Transportation

cc:     Amy Curtis, Esq.